SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 23, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

1. Attached hereto are the interim consolidated financial statements of R.V.B. Holdings Ltd. (the "Company") as of, and for the period ended, March 31, 2013.

2. The Company was advised by Greenstone Industries Ltd. ("Greenstone") that in connection with Greenstone's filing with the Israeli Securities Authority ("ISA") of Greenstone's interim consolidated financial statements as of, and for the period ended, March 31, 2013, Greenstone filed with the ISA a report of BDO Consulting Group with respect to Greenstone's investment in the Company. Greenstone's filings with the ISA are available at: http://maya.tase.co.il.

3. At the Annual General Meeting of the shareholders of the Company, held on May 23, 2013, all proposals were approved by the Company's shareholders. For more information on the proposals voted at the Annual General Meeting, see the Company’s proxy statement dated May 2, 2013 and furnished to the United States Securities and Exchange Commission on Form 6-K on May 2, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: May 23, 2013

ii

R.V.B. Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(UNAUDITED)

R.V.B. Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Unaudited)

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	March 31		December 31
	2 0 1 3	2 0 1 2	2 0 1 2
	$ in thousand
	(UNAUDITED)
ASSETS

Current assets
Cash and cash equivalents	1,808	5,922	2,613
Accounts receivable	225	196	412
Total current assets	2,033	6,118	3,025

Non-current assets
Restricted bank deposit	276	-	266
Fixed assets, net	11,042	12,186	11,092
Intangible assets, net	3,007	3,418	3,110
Total non-current assets	14,325	15,604	14,468

Total assets	16,358	21,722	17,493

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Loans from banks and others	-	606	-
Accounts payable and accruals	362	580	369
Total current liabilities	362	1,186	369

Non-current liabilities
Options at fair value through profit and loss	-	111	-
Liability to the Office of the Chief Scientist	426	422	418
Liability in respect of dismantling and vacating fixed assets	175	149	165
Total non-current liabilities	601	682	583

Equity attributable to owners of the Company	12,124	16,125	13,113
Non-controlling interests	3,271	3,729	3,428
Total equity	15,395	19,854	16,541

Total liabilities and equity	16,358	21,722	17,493

Yair Fudim Chairman of the Board	Giora Gutman CEO	Ofer Naveh CFO

Approval date of the financial statements: May 22, 2013

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2 0 1 3	2 0 1 2	2 0 1 2
	$ in thousand
	(UNAUDITED)

(1) Revenues	-	31	62
(2)
(3) Expenses
(4) Operating expenses and facility maintenance	738	790	2,952
(5) Marketing expenses	116	111	549
(6) Administrative and general expenses	294	301	1,430
Total expenses	1,148	1,202	4,931

Loss from ordinary activities	(1,148)	(1,171)	(4,869)

Financing income	19	73	428
Financing expenses	(23)	(44)	(60)

Total financing income (expenses), net	(4)	29	368

Loss for the period	(1,152)	(1,142)	(4,501)

Total comprehensive loss for the period	(1,152)	(1,142)	(4,501)

Loss and total comprehensive loss attributable to:
Owners of the Company	(936)	(924)	(3,615)
Non-controlling interests	(216)	(218)	(886)

	(1,152)	(1,142)	(4,501)

Loss per share (in $)
Basic and diluted loss per share	(0.004)	(0.004)	(0.016)

Weighted-average number of ordinary shares used in
calculation of the basic and diluted loss per share	231,685,786	231,685,786	231,685,786

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the three month period ended March 31, 2013 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2013	56,885	6,874	64	(50,710)	13,113	3,428	16,541

Changes during the period (unaudited)

Share-based payment	-	-	6	-	6	-	6
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(59)	-	-	(59)	59	-
	-	(59)	6	-	(53)	59	6

Loss for the period	-	-	-	(936)	(936)	(216)	(1,152)

Total comprehensive loss for the period	-	-	-	(936)	(936)	(216)	(1,152)

Balance as of March 31, 2013 (unaudited)	56,885	6,815	70	(51,646)	12,124	3,271	15,395

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the three month period ended March 31, 2012 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during the period (unaudited)

Share-based payment	-	-	18	-	18	-	18
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(45)	-	-	(45)	45	-
	14,521	(14,566)	18	-	(27)	45	18

Loss for the period	-	-	-	(924)	(924)	(218)	(1,142)

Total comprehensive loss for the period	-	-	-	(924)	(924)	(218)	(1,142)

Balance as of March 31, 2012 (unaudited)	56,885	7,241	18	(48,019)	16,125	3,729	19,854

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the year ended December 31, 2012
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during 2012

Share-based payment	-	-	64	-	64	-	64
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(412)	-	-	(412)	412	-
	14,521	(14,933)	64	-	(348)	412	64

Loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Total comprehensive loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Balance as of December 31, 2012	56,885	6,874	64	(50,710)	13,113	3,428	16,541

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2013	2012	2012
	(UNAUDITED)
Cash flows – operating activity
Loss for the period	(1,152)	(1,142)	(4,501)
Adjustments required to present cash flows from operating activity (Appendix)	481	463	1,233

Net cash used in operating activity (**)	(671)	(679)	(3,268)

Cash flow – investment activity
Increase in restricted bank deposit	-	-	(300)
Investment in fixed assets	(134)	(48)	(60)

Net cash used in investment activity	(134)	(48)	(360)

Cash flow – financing activity

Repayment of bank loans	-	(102)	(510)

Net cash used in financing activity	-	(102)	(510)

Decrease in cash and cash equivalents	(805)	(829)	(4,138)

Cash and cash equivalents at the beginning of the period	2,613	6,751	6,751

Cash and cash equivalents at the end of the period	1,808	5,922	2,613

(**) Including cash interest payments of	-	3	19

(**) Including cash interest receipts of	4	13	36

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (CONTINUED)

Appendix– Adjustments required to present cash flows from operating activity

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2013	2012	2012
	(UNAUDITED)

Income and expenses not involving cash flows:
Depreciation and amortization	475	470	1,884
Interest accrued on loans and others, net	9	3	8
Financing income regarding a short term loan	-	-	(204)
Profit arising on financial liabilities designated as at fair value through profit or loss	-	(47)	(158)
Share-based payments	6	18	64

	490	444	1,618

Changes in asset and liability items:
Decrease (increase) in accounts receivable	187	42	(124)
Decrease in accounts payable and accruals	(196)	(23)	(261)

	(9)	19	(385)

	481	463	1,233

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTE 1   -     GENERAL

a.
R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli company incorporated in Israel.

The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

b.
On August 31, 2011, the Company completed the transaction, following which E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") became its subsidiary (the "EER Transaction").  As of January 12, 2012 the Company completed the multi-closing of the EER transaction in which it acquired all of EER's shares held by Greenstone Industries Ltd. ("Greenstone") and by S.R. Accord Ltd. ("Accord"), and the majority of EER shares held by certain other EER shareholders, and, as of the date of these financial statements, holds 79.6% of EER's share capital (74.2% on a fully-diluted basis) and 99.1% of EER's voting rights.

c.
EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology”).

d.
The Going Concern Assumption

The Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. At March 31, 2013, the Company had cash and cash equivalents in a total amount of $1,808 thousands.

The Group does not have sufficient funds to finance its operations and working plan for the upcoming twelve months as they fall due.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue its operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow.

Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The management has concluded that the combination of these circumstances represents a material uncertainty that casts significant doubt upon the company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

e.
These condensed financial statements should be reviewed in connection with the Company's annual financial statements as of December 31, 2012 and the year then ended, and the accompanying notes (“the annual financial statements”).

NOTE 2   -      SIGNIFICANT ACCOUNTING POLICIES

a.
Basis for the preparation of the financial statements:

The Company's condensed consolidated interim financial statements (hereinafter – "interim financial statements") have been prepared in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting" (hereinafter – "IAS 34").

In the preparation of these interim financial statements, the Company has implemented identical accounting policies, rules of presentation and calculation methods to those implemented in the preparation of the annual financial statements.

b.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the Consumer Price Index ("CPI") are presented according to the CPI for the last month of the reporting period.

(3)	Data on changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel (*)
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of March 31, 2013	3.648	112.2	111.9
As of March 31, 2012	3.715	110.8	110.3
As of December 31, 2012	3.733	112.1	111.9

Rate of change:	Change in %
For the three month period ended on:
March 31, 2013	(2.3)	0.1	0.0
March 31, 2012	(2.8)	0.4	0.0

For the year ended December 31, 2012	(2.3)	1.6	1.4

(*) Base: Average 2008 = 100.0

NOTE 3      -      NEW PUBLISHED STANDARDS AND INTERPRETATIONS

New standards and interpretations that have come into force, which do not have a material impact on the current reporting period and/or prior reporting periods:

For information on implementation dates, transitional provisions, amendments to standards and interpretations set forth below see note 3 to the Company's annual financial statements as of December 31, 2012 and the year then ended:

▪	IFRS 10, "Consolidated Financial Statements"
▪	IFRS 11, "Joint Arrangements"
▪	IFRS 12, "Disclosure of Interests in Other Entities"
▪	IAS 19 (as revised in 2011), "Employee Benefits"
▪	IAS 28 (as revised in 2011, "Investments in Associates and Joint Ventures"

NOTE 4  -     MATERIAL EVENTS DURING THE REPORTING PERIOD

1.

a.
Further to note 7b(3) to the annual financial statements regarding investments made by the Company in EER's share capital, during the reporting period the Company has invested in EER's share capital a total amount of approximately $0.65 million. Subsequent to the financial statements date the Company has invested in EER's share capital an additional amount of approximately $0.6 million.

b.
On March 13, 2013, the Company’s board of directors approved, following the approval of the Company's audit and compensation committees, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2014, pending the approval of our shareholders at next general meeting of the shareholders. Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage will be for an aggregate amount of US$7.5 million and the total annual premium shall be US$35,800. In addition, the insurance coverage, as extended, covers events related to EER as well.

c.	On March 18, 2013, the board of directors of the Company resolved to appoint Mr. Giora Gutman to serve as the chief executive officer (CEO) of the Company and its subsidiary EER.

The Company's compensation committee and board of directors approved a Services Agreement between the Company and Inbal Natural Gas and Fertilizers Industries Ltd. (“Inbal”), pursuant to which Mr. Giora Gutman shall serve as the CEO of the Company and its subsidiary, E.E.R.

Pursuant to the Services Agreement, Mr. Gutman will devote 50% of his work time to serve as the chief executive officer of the Company and EER. In consideration of Mr. Gutman's services Inbal will be entitle for a total amount of NIS 50,000 (plus VAT) per month, and Mr. Gutman will be entitled to reimbursement for reasonable expenses relating to his office. In addition, Mr. Gutman shall be granted options to purchase 9,000,000 ordinary shares of the Company under the Company's 2011 share option plan, with an exercise price of $0.065 per share.

The Services Agreement also provides that Mr. Gutman will be subject to the same arrangements that apply to the other office holders of the Company, relating to exculpation, indemnification and directors’ and officers’ liability insurance (for additional details with respect to directors' and officers' liability insurance, see note 4b above).  The term of the Services Agreement is of three years, commencing March 18, 2013, provided that each party may terminate the Services Agreement, with or without cause, upon a ninety-day written notice to the other party.

The compensation terms of Mr. Gutman, as detailed above, are subject to the approval of the Company's shareholders which will be held on May 23, 2013.